As filed with the U.S. Securities and Exchange Commission on November 20, 2008

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [X] Merger

     [   ] Liquidation

     [   ] Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [   ] Election of status as a Business Development Company

2. Name of fund: ACCESSOR FUNDS, INC.

3. Securities and Exchange Commission File No.: 811-06337

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

         1420 Fifth Avenue, Suite 3600
         Seattle, Washington 98101

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Timothy W. Levin, Esq.
         Morgan, Lewis & Bockius LLP
         1701 Market Street
         Philadelphia, Pennsylvania 19103
                                 (215) 963-5037

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Accessor Capital Management LP
         1420 Fifth Avenue, Suite 3600
         Seattle, Washington 98101
                                 (206) 224-7420

         SEI Investments Global Funds Services
         One Freedom Valley Drive
         Oaks, Pennsylvania 19456
                                 (610) 676-3185

         State Street Bank & Trust Company
         State Street Financial Center
         One Lincoln Street
         Boston, Massachusetts 02111
                                 (617) 786-3000

         SEI Investments Distribution Co.
         One Freedom Valley Drive
         Oaks, Pennsylvania 19456
                                 (610) 676-1000

8. Classification of fund (check only one):

     [X] Management company;

     [   ] Unit investment trust; or

     [   ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Accessor Capital Management LP
         1420 Fifth Avenue, Suite 3600
         Seattle, Washington 98101


   ------------------------------------ --------------------------------- -------------------------------------------
              Name of Fund                    Name of Sub-Adviser                   Address of Sub-Adviser
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Growth Fund                 Smith Asset Management Group LP   100 Crescent Court, Suite 1150
                                                                          Dallas, Texas 75201

                                        Enhanced Investment               2401 PGA Boulevard, Suite 100
                                        Technologies, LLC                 Palm Beach Gardens, Florida 33410

                                        Chicago Equity Partners LLC       180 North LaSalle Street
                                                                          Chicago, Illinois 60601
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Value Fund                  Acadian Asset Management LLC      One Post Office Square
                                                                          Boston, Massachusetts 02109

                                        Wellington Management Company,    75 State Street
                                        LLP                               Boston, Massachusetts 02109
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Small to Mid Cap Fund       Los Angeles Capital Management    11150 Santa Monica Boulevard, Suite 200
                                        and Equity Research, Inc.         Los Angeles, California 90025

                                        SSgA Funds Management, Inc.       State Street Financial Center
                                                                          One Lincoln Street
                                                                          Boston, Massachusetts 02109-2900
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor International Equity Fund   Pictet Asset Management Limited   120 London Wall
                                                                          Moore House
                                                                          London, United Kingdom EC2Y 5ET

                                        JPMorgan Asset Management (UK)    125 London Wall
                                        Limited                           London, United Kingdom EC2Y 5AJ

   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor High Yield Bond Fund        First Western Investment          1200 Seventeenth Street
                                        Management, Inc.                  Suite 2650
                                                                          Denver, Colorado 80202

                                        Financial Management Advisors,    1900 Avenue of the Stars
                                        Inc.                              Suite 900
                                                                          Los Angeles, California 90067-4310
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Intermediate Fixed-Income   Pacific Investment Management     840 Newport Center Drive
   Fund                                 Company LLC                       Suite 100
                                                                          Newport Beach, California 92660

                                        Cypress Asset Management          26607 Carmel Center Place
                                                                          Suite 101
                                                                          Carmel, California 93923
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Short-Intermediate          Pacific Investment Management     840 Newport Center Drive
   Fixed-Income Fund                    Company LLC                       Suite 100
                                                                          Newport Beach, California 92660

                                        Cypress Asset Management          840 Newport Center Drive
                                                                          Suite 100
                                                                          Newport Beach, California 92660
   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Mortgage Securities Fund    BlackRock Financial Management,   40 East 52nd Street
                                        Inc.                              New York, New York 10022

   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Limited Duration U.S.       Pennant Management, Inc.          11270 West Part Place
   Government Fund                                                        Suite 1025
                                                                          Milwaukee, Wisconsin 53224

   ------------------------------------ --------------------------------- -------------------------------------------
   Accessor Total Return Fund           Pennant Management, Inc.          11270 West Part Place
                                                                          Suite 1025
                                                                          Milwaukee, Wisconsin 53224
   ------------------------------------ --------------------------------- -------------------------------------------

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         SEI Investments Distribution Co.
         One Freedom Valley Drive
         Oaks, Pennsylvania 19456

         ALPS Distributors, Inc.
         1290 Broadway, Suite 1100
         Denver, Colorado 80203

13. If the fund is a unit investment trust ("UIT") provide: N/A

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [   ] Yes                 [X] No

     If Yes, for each UIT state:
         Name(s):

         File No.: 811- __________

         Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes               [   ] No

     If Yes, state the date on which the board vote took place: April 1, 2008

     If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes               [   ] No

     If Yes, state the date on which the shareholder vote took place: August 19, 2008

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes               [   ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         August 31, 2008

     (b) Were the distributions made on the basis of net assets?

         [X] Yes               [   ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X] Yes               [   ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind? N/A

         [   ] Yes                  [   ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities? N/A

     [   ] Yes                 [   ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes               [   ] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [   ] Yes                 [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [   ] Yes                 [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [   ] Yes                  [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes               [X] No

     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i) Legal expenses:                                    $117,919

         (ii) Accounting expenses:

         (iii) Other expenses (list and identify separately):

              Proxy solicitation expenses:                      $34,918

              Printing and mailing expenses:                    $70,332

              Transfer Agent expenses:               $

              Audit expenses:                    $

         (iv) Total expenses (sum of lines (i)-(iii) above):    $223,169

         (b) How were those expenses allocated?

         The expenses associated with the proxy were allocated equally between Accessor Capital Management LP and Forward Management LLC pursuant to the terms of a separate agreement between the parties. The expenses of the Plan of Reorganization were allocated to Accessor Capital Management LP

         (c) Who paid those expenses?

         The expenses associated with the proxy were borne by Accessor Capital Management LP and Forward Management LLC and the expenses of the Plan of Reorganization were borne by Accessor Capital Management LP pursuant to the terms of an Agreement and Plan of Reorganization. The expenses included drafting, printing and distribution of a proxy statement, and legal fees with respect to the merger and expenses of holding a shareholder meeting.

     (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ] Yes                 [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

        [   ] Yes                 [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [   ] Yes                 [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:

         Forward Funds

      ACQUIRED FUNDS (series of Accessor Funds, Inc.)                ACQUIRING FUNDS (series of Forward Funds)

Accessor Strategic Alternatives Fund                          Accessor Strategic Alternatives Fund
Accessor Total Return Fund                                    Accessor Total Return Fund
Accessor Growth Fund                                          Accessor Growth Fund
Accessor Value Fund                                           Accessor Value Fund
Accessor Small to Mid Cap Fund                                Accessor Small to Mid Cap Fund
Accessor International Equity Fund                            Accessor International Equity Fund
Accessor High Yield Bond Fund                                 Accessor High Yield Bond Fund
Accessor Intermediate Fixed-Income Fund                       Accessor Intermediate Fixed-Income Fund
Accessor Short-Intermediate Fixed-Income Fund                 Accessor Short-Intermediate Fixed-Income Fund
Accessor Mortgage Securities Fund                             Accessor Mortgage Securities Fund
Accessor U.S. Government Money Fund                           Accessor U.S. Government Money Fund
Accessor Limited Duration U.S. Government Fund                Accessor Limited Duration U.S. Government Fund
Accessor Aggressive Growth Allocation Fund                    Accessor Aggressive Growth Allocation Fund
Accessor Growth & Income Allocation Fund                      Accessor Growth & Income Allocation Fund
Accessor Growth Allocation Fund                               Accessor Growth Allocation Fund
Accessor Balanced Allocation Fund                             Accessor Balanced Allocation Fund
Accessor Income & Growth Allocation Fund                      Accessor Income & Growth Allocation Fund
Accessor Income Allocation Fund                               Accessor Income Allocation Fund

     (b) State the Investment Company Act file number of the fund surviving the
         Merger: 811-06722

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File Number:      811-06337

                  Form Type:        DEF 14A

                  Filing Date:      July 3, 2008


         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A



VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Accessor Funds, Inc., (ii) he or she is the Executive Director of Accessor Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                            /s/J. Anthony Whatley III
                           ---------------------------------
                           Name:    J. Anthony Whatley III
                           Title:   Executive Director